SO 3/16/04

04004903

OMB APPROVAL

OMB Number: 3235-0123

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 03271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 **AND ENDING** DECEMBER 31, 2003
MM/DD/YY MM/DD/YY

SEC MAIL PROCESSING RECEIVED MAR 2004 WASH. D.C. 188 SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADAMS, HARKNESS & HILL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 STATE STREET
BOSTON, MASSACHUSETTS 02109

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN ZAK, DIRECTOR (617) 371-3900

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

90 CANAL STREET BOSTON, MA 02114

(Address) (City) (state) Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I STEPHEN ZAK swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADAMS, HARKNESS & HILL, INC. as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public
Expires Oct. 8, 2004

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

adams, harkness & hill
the emerging growth investment bank

Consolidated Financial Statements

Years ended December 31, 2003 and 2002

adams, harkness & hill
the emerging growth investment bank

Consolidated Financial Statements

For the years ended December 31, 2003 and 2002

TABLE OF CONTENTS

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Shareholders and Board of Directors
Adams, Harkness & Hill, Inc. and Subsidiaries
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated statements of financial condition of Adams, Harkness & Hill, Inc. and Subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2003 and 2002 and the results of their consolidated operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
February 12, 2004

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

adams, harkness & hill

the emerging growth investment bank

Consolidated Statements of Financial Condition

December 31,	2003	2002
ASSETS		
Cash	**$ 1,988,736**	$ 1,231,637
Receivables:		
Customers	**9,817,674**	15,495,926
Brokers and clearing organizations	**6,971,030**	7,149,504
Other, net of allowance of $78,864 and $181,613 in 2003 and 2002, respectively	**6,169,550**	2,241,380
Securities owned, at market	**15,261,347**	9,772,570
Clearing deposits	**1,095,467**	3,380,085
Notes receivable	**2,524,027**	3,285,358
Other assets	**749,126**	535,663
Income tax receivable	**305,328**	993,098
Deferred tax asset	**935,236**	1,650,663
Investment in partnerships/related party	**4,148,274**	3,054,692
Property and equipment, at cost less accumulated depreciation of $6,918,648 and $5,615,337 in 2003 and 2002, respectively	**2,620,034**	2,990,490
Total assets	**$ 52,585,829**	$ 51,781,066
LIABILITIES		
Payables:		
Customers	**$ 7,347,004**	$ 5,975,087
Brokers and clearing organizations	**2,289,628**	8,238,464
Accrued salaries and payroll taxes	**17,003,575**	8,913,908
Securities sold, not yet purchased, at market	**218,004**	3,341,392
Other accrued expenses	**1,997,700**	2,382,222
Subordinated debt	**670,886**	-
Capital lease obligations	**-**	68,166
Total liabilities	**29,526,797**	28,919,239
Commitments and contingencies (Note 10)		
SHAREHOLDERS' EQUITY		
Common stock, $1 par value; 700,000 shares authorized; 497,251 issued and 438,352 outstanding in 2003; 453,220 issued and 423,470 outstanding in 2002	**497,251**	453,220
Additional paid-in capital	**4,667,052**	4,646,216
Retained earnings	**21,234,012**	19,516,166
Less treasury stock, at cost; 58,899 shares in 2003; 29,750 shares in 2002	**(3,339,283)**	(1,753,775)
Total shareholders' equity	**23,059,032**	22,861,827
Total liabilities and shareholders' equity	**$ 52,585,829**	$ 51,781,066

The accompanying notes are an integral part of these financial statements.

adams, harkness & hill

the emerging growth investment bank

Consolidated Statements of Operations

Years ended December 31,	2003	2002
REVENUES		
Commissions and fees	**$ 74,954,925**	$ 63,812,927
Principal transactions	**(7,264,102)**	(3,024,310)
Interest income	**650,783**	761,823
Other income	**617,494**	156,583
Total revenues	**68,959,100**	61,707,023
EXPENSES		
Employee compensation and benefits	**39,283,719**	32,077,703
Office expense and equipment rental	**10,717,412**	10,677,048
Promotional	**5,203,495**	6,604,928
Other professional fees	**2,509,165**	2,647,344
Data processing	**2,113,943**	3,493,450
Commissions and clearance	**1,502,435**	2,461,182
Communications	**1,095,137**	1,109,522
Regulatory fees	**519,254**	462,437
Other expenses	**2,834,490**	3,360,542
Total expenses	**65,779,050**	62,894,156
Income (loss) before federal and state income taxes	**3,180,050**	(1,187,133)
Federal and state income tax expense (benefit)	**1,484,340**	(433,041)
Income (loss) from continuing operations	**1,695,710**	(754,092)
Discontinued operations:		
Gain (loss) from operations of discontinued subsidiary (less applicable tax expense (benefit) of $11,403 and ($333,111), respectively)	**22,136**	(646,628)
Net income (loss)	**$ 1,717,846**	$ (1,400,720)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Year ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, beginning of year	$ 453,220	$ 4,646,216	$ 19,516,166	$ (1,753,775)	$ 22,861,827
Net income			1,717,846		1,717,846
Sale of 44,031 shares of restricted common stock	44,031				44,031
Sale of 16,699 shares from treasury		20,836		901,829	922,665
Purchase of 45,848 shares to treasury				(2,487,337)	(2,487,337)
Balance, end of year	$ 497,251	$ 4,667,052	$ 21,234,012	$ (3,339,283)	$ 23,059,032

Year ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, beginning of year	$ 453,220	$ 4,683,228	$ 21,100,074	$ (1,121,103)	$ 25,115,419
Net loss			(1,400,720)		(1,400,720)
Comprehensive loss			(183,188)		(183,188)
Sale of 4,000 shares from treasury		(37,012)		229,004	191,992
Purchase of 15,072 shares to treasury				(861,676)	(861,676)
Balance, end of year	$ 453,220	$ 4,646,216	$ 19,516,166	$ (1,753,775)	$ 22,861,827

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Years ended December 31,	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	**$ 1,717,846**	$ (1,400,720)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	**1,333,618**	1,360,756
Loss on disposal of fixed assets	**19,865**	597,235
Unrealized loss on trading of securities	**14,975**	267,341
Loss on foreign currency translation	**-**	(183,188)
Changes in operating assets and liabilities: affecting cash from operations:		
Securities owned, at cost	**(5,505,113)**	(569,399)
Receivables	**2,689,887**	4,328,096
Clearing deposits	**2,284,618**	978,356
Other assets	**(213,463)**	238,971
Income tax receivable	**687,769**	966,124
Deferred taxes	**715,427**	(1,331,802)
Securities sold, at cost	**(3,122,027)**	(1,481,764)
Payables and accrued expenses	**3,128,227**	(2,041,698)
Cash provided by operating activities	**3,751,629**	1,728,308
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets	**(983,027)**	(907,824)
Investment in partnerships/related party	**(1,093,582)**	(389,496)
Cash used in investing activities	**(2,076,609)**	(1,297,320)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of treasury stock	**(2,487,337)**	(861,676)
Principal payments of capital lease obligations	**(68,166)**	(183,568)
Proceeds from the sale of restricted common stock	**44,031**	-
Proceeds from issuance of subordinated debt	**670,886**	-
Proceeds from the sale of treasury stock	**922,665**	191,992
Cash used in financing activities	**(917,921)**	(853,252)
Increase (decrease) in cash	**757,099**	(422,264)
Cash, beginning of year	**1,231,637**	1,653,901
Cash, end of year	**$ 1,988,736**	$ 1,231,637

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows (Continued)

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Years ended December 31,	2003	2002
Interest	**$ 44,322**	$ 19,572
Income taxes	**$ 1,141,900**	$ 553,500
Notes issued to employees for the purchase of stock	**$ 170,876**	$ 53,998

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003 and 2002

1. NATURE OF BUSINESS

Adams, Harkness & Hill, Inc. and Subsidiaries (the "Company") was incorporated on December 2, 1952 under the laws of the Commonwealth of Massachusetts. The Company is a registered investment advisor and a securities broker and dealer, which comprises several classes of services, such as principal transactions, agency transactions, research and investment banking, which includes underwritings and private placements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of the Company and its subsidiaries: Adams, Harkness & Hill, Ltd., Winslow Management Company and AH Lisanti Capital Growth, LLC. Adams, Harkness & Hill, Ltd. was a wholly-owned foreign subsidiary which was dissolved and operations were discontinued in 2003. Winslow Management Company, LLC, is a wholly-owned partnership, which commenced operations in 2001. AH Lisanti Capital Growth, LLC, a majority-owned partnership, is a Registered Investment Advisor, which conducts business in New York, New York and commenced operations in 2003. All material intercompany account balances and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted of the United States of America ("GAAP") requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date. Customers' securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. The Company's proprietary security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Stock Borrowed Activities

Securities borrowed are recorded at the amount of cash collateral advanced in connection with the transaction. The Company or its counterparties may terminate these transactions on short notice. These transactions require the Company to deposit cash with the lender. The initial collateral advanced has a market value equal to or greater than the market value of the securities borrowed. The Company monitors the market value of the securities borrowed on a daily basis.

Investment Banking Revenue

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Cash Reserves

The Securities and Exchange Commission ("SEC") requires, and the Company maintains, cash balances at financial institutions that are specifically reserved for instances when the customer-related credit balances exceed the customer-related debit balances. As of December 31, 2003 and 2002, the required SEC deposit was $0. The Company elected to maintain a balance of $10,062 for 2003 and $10,178 for 2002.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is generally computed using straight-line and other methods which approximate GAAP, for financial reporting purposes, based on the estimated useful life of the related assets. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "*Accounting for Income Taxes*". SFAS No. 109 requires that deferred income taxes are computed using the liability method under which deferred tax assets and liabilities are determined based upon the differences between the accounting methods used for financial reporting and those used for income tax reporting.

Comprehensive Income

The Company accounts for comprehensive income in accordance with SFAS No. 130, "*Reporting Comprehensive Income*", which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other non-owner changes in equity. The Company had foreign currency translation adjustments totaling $0 and $183,188 for the years ended December 31, 2003 and 2002, respectively.

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*" and related interpretations in accounting for its stock option plans. During the first quarter of fiscal 2003, the Company adopted the disclosure provisions of SFAS No. 148, "*Accounting for Stock-Based Compensation - Transition and Disclosure.*" The following table illustrates the effect on net income (loss) had the Company adopted the fair value based model of accounting for stock-based employee compensation for all periods presented.

	2003	2002
Net income (loss), as reported	**$ 1,717,846**	$ (1,400,720)
Less: total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	**243,160**	336,101
Pro forma net income (loss)	**$ 1,474,686**	$ (1,736,821)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Fair Values of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values. Financial instruments consist principally of cash and cash equivalents, accounts receivable, securities owned, partnerships, accounts payable and subordinated debt.

Foreign Currency Translation

The Company accounts for foreign currency translations in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, *"Foreign Currency Translation."* Translation adjustments arise from translating its wholly owed subsidiaries financial statements from their functional currency to the Company's reporting currency. All translation adjustments are reported in a separate component of equity; accumulated comprehensive income.

Recently Issued Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation requires a company to consolidate a variable interest entity ("VIE") if the Company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. This Interpretation applies immediately to VIEs created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The entity shall disclose the primary beneficiary of a variable interest entity including the nature, purpose, size and activities of the variable interest entity and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity. The Company is required to apply FIN 46 as of the beginning of the 2004 fiscal year. The Company's management is currently reviewing and evaluating the scope of FIN 46 to determine if it will have a material effect on its financial position or results of operations.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Recently Issued Accounting Standards

In January 2003, the FASB Emerging Issues Task Force released Issue No. 03-1, "*The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("EITF 03-1"). EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturiy and investments accounted for under the cost method or equity method. The Company's management is currently reviewing and evaluting the scope of EITF 03-1.

In May 2003, the FASB issued SFAS No. 150, "*Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*" ("SFAS 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the period beginning after December 31, 2003. The Company's management is currently reviewing and evaluting the scope of SFAS 150.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2003 and 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Reclassifications

Certain amounts in the 2002 financial statements have been reclassed to conform to the classifications in the 2003 financial statements.

3. NEW YORK STOCK EXCHANGE MEMBERSHIP

The Company maintains a lease agreement with a member of the New York Stock Exchange ("NYSE"). Under Rule 301 of the NYSE, this lease agreement permits the Company to be deemed a member of the NYSE.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. A significant portion of this balance consists of stock borrowed for the purpose of having possession of those securities needed to complete trades on settlement date. The remaining balance consists primarily of failure to deliver and receive items representing the contract value of securities not delivered or received on settlement date.

5. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The balances shown as receivable from and payable to customers include transactions related to customer securities transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased ("short sales"). In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control the risks by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels on a daily basis and requires customers to deposit additional collateral, or reduce margined positions, when necessary.

6. **NOTES RECEIVABLE**

Notes receivable consists of nonrecourse loans to employees for the purchase of the Company's stock upon exercising vested stock options, as well as employee liquidity advances. The notes are due in installments ending February 13, 2009 or upon demand. The notes accrue interest at rates between 2.5% and 5% per annum. Principal balances due as of December 31, 2003 and 2002 were $2,263,820 and $3,250,691, respectively.

7. **SECURITIES - AT MARKET VALUE**

As of December 31, 2003 and 2002, the Company's proprietary trading and investment accounts consisted of the following securities:

December 31,	**2003**		2002	
	Owned	**Sold, But Not Yet Purchased**	Owned	Sold, But Not Yet Purchased
Corporate equity	**$ 1,527,264**	**$ 218,004**	$3,175,518	$3,341,392
Money market instruments	**13,734,083**	**-**	6,597,052	-
	$ 15,261,347	**$ 218,004**	$9,772,570	$3,341,392

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to purchase the security in the market at prevailing prices.

8. **SUBORDINATED BORROWINGS**

The lenders have under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers ("NASD") and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2003, the Company received $670,886 of subordinated debt which matures in 2005.

The interest rate on all subordinated debt is the broker call interest rate (2.5% at December 31, 2003) plus 1%, payable semi-annually. Interest expense on these loans for the year ended December 31, 2003 totaled $10,606.

9. CLASSES OF STOCK

Class B Common Stock

The Company is authorized to issue 5,000 shares of $100 par value Class B common stock. No shares have been issued as of December 31, 2003 and 2002.

Restricted Stock

The Company issued 44,031 and 0 shares of restricted common stock as of December 31, 2003 and 2002, respectively. The restricted stock vests over a period of two to three years from the grant date and carries all the voting rights of non-restricted common stock.

10. COMMITMENTS AND CONTINGENCIES

Operating and Capital Leases

The Company leases its offices and equipment under non-cancelable operating leases expiring during the next nine years. Office rentals are in Boston, Massachusetts, San Francisco, California and New York, New York.

Under the terms of the office leases, in addition to the base rent, the Company is obligated to pay their proportionate share of operating expenses and real estate taxes. The Company maintains an open letter of credit with a financial institution in lieu of a security deposit for the San Francisco and New York office space. The amount of the letter of credit is $474,781and as of December 31, 2003 the outstanding balance was $0. Total rent expense for all operating leases as of December 31, 2003 and 2002 amounted to $5,042,119 and $5,693,797, respectively.

During December 2003, the Company entered into a new lease for office space in Boston, Massachusetts to commence in 2004, upon completion of its existing operating lease. Future minimum rental commitments for this lease are as follows:

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2003 and 2002

10. **COMMITMENTS AND CONTINGENCIES *(Continued)***

		Operating Leases
2004	$	5,554,404
2005		5,262,666
2006		5,164,569
2007		4,970,643
2008 and thereafter		19,881,462
Total minimum lease payments	$	40,833,744

Line of Credit

In June 2003, the Company entered into a borrowing facility with a financial institution for $10,000,000 to cover potential liquidity requirements. This Line of Credit is an unsecured note and due upon demand. As of December 31, 2003, there was $0 drawn on the account.

11. **401(K) PLAN**

The Company maintains a qualified deferred arrangement under Internal Revenue Code 401(k) covering substantially all employees. Discretionary employer matching contributions of $618,476 and $640,083 were made to the 401(k) Plan for the years ended December 31, 2003 and 2002, respectively.

12. **EMPLOYEE STOCK OPTION PLAN**

On November 29, 1984, the Company adopted an incentive stock option plan (the "Plan") designed to encourage key employees to continue their employment with the Company. Under the terms of the Plan, options to purchase shares of the Company's common stock are granted at a price equal to the fair value of the stock at the date of the grant, or in the case of more than ten percent stockholders, at a price not less than 110 percent of the fair valuee of the stock at the date of the grant. In April 2002, the Board approved and ratified the 2002 Adams, Harkness & Hill, Inc., Stock Incentive Plan (the "2002 Plan") and the 2002 California Stock Incentive Plan (the "California Plan"). In August 2002, the Board voted to allocate an additional 50,000 shares to the 2002 Plan.

12. **EMPLOYEE STOCK OPTION PLAN *(Continued)***

The fair market value for these options at the grant date is estimated as the future book value based on historical growth rates, an expected life of three years, discounted by a present value factor. Currently, outstanding options become exercisable one to three years from the grant date. The weighted average fair value of options granted during the years ended December 31, 2003 and 2002, was $55.63 and $57.11, respectively.

Transactions involving stock options are summarized as follows:

Description	Stock Options Outstanding	Weighted Average Exercise Price Of Options Outstanding
Balance, December 31, 2001	**109,200**	$ 55.07
Granted	**42,920**	57.11
Exercised	**(4,000)**	48.00
Expiration of options	**(35,900)**	55.96
Balance, December 31, 2002	**112,220**	58.90
Granted	**54,500**	55.63
Exercised	**(4,500)**	50.63
Expiration of options	**(53,220)**	59.18
Balance, December 31, 2003	**109,000**	$ 58.58

The following table summarizes information for currently outstanding and exercisable stock options:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$50.63 - $61.89	109,000	2.024	$ 58.58

Due to the Company's nonrecourse employee loans, variable plan accounting is applied to the 2002 Plan. Accordingly, deferred compensation as of December 31, 2003 and 2002 and related compensation expense for the years then ended have not been material.

13. INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

	2003	2002
State tax expense (benefit)	$ 354,483	$ (121,668)
Federal tax expense (benefit)	1,129,857	(311,373)
	$ 1,484,340	$ (433,041)

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

Deferred income taxes reflect the tax effect of temporary differences between the financial reporting basis of the Company's assets and liabilities, and resulting differences in timing of tax expense and benefit for financial reporting as compared to tax reporting. The temporary differences consist primarily of net operating loss carry forwards, unrealized gains or losses on firm investment accounts and depreciation.

The state net operating losses, of approximately $1.4 million will be applied against future taxable income and begins to expire in 2007.

Components of the deferred tax asset on the accompanying statement of financial condition are as follows:

	2003	2002
Deferred tax asset	$ 935,236	$1,650,663
Net deferred tax asset	$ 935,236	$1,650,663

The Company has not provided for a valuation allowance because the deferred tax asset is expected to be realized through taxable income from future operations.

14. **INVESTMENT IN PARTNERSHIPS/RELATED PARTY**

The Company is a General Partner in two related Limited Partnerships ("LP"'s). The Company is responsible for the accounting, custodial and administrative support fees in connection with the ongoing operations of these LP's.

The first LP is a fund managed by the Company's wholly owned subsidiary, Winslow Management Company, LLC, and for the years ended December 31, 2003 and 2002 the Company received $96,604 and $96,867 respectively, for management fees. The Company also receives a performance allocation if performance exceeds certain annual investment returns. For the years ended December 31, 2003 and 2002, the performance allocation was $247,763 and $0 respectively. The Company is required to maintain a capital account balance equal to the lessor of $500,000 or 1% of the total capital account balance of all limited partners in the Fund. At December 31, 2003 and 2002 the balances were $325,347 and $118,888, respectively.

The other LP is partially owned and accounted for under the cost method of accounting, in accordance with APB No. 18, *"The Equity Method of Accounting for Investments in Common Stock"* ("APB 18"). The Company's investment in this LP at December 31, 2003 and 2002 was $1,410,724 and $1,046,999, respectively.

Additionally, the Company has other investments are recorded at cost in accordance with APB 18. At December 31, 2003 and 2002, these investments were $2,412,203 and $1,888,805, respectively.

15. **NET CAPITAL REQUIREMENTS**

The Company is a registered broker-dealer and accordingly is subject to the Securities and Exchange Commission's (the "SEC") net capital rules which require the Company to maintain minimum net capital equal to the greater of $1,000,000 or 2% of combined aggregate debit items arising from customer transactions. The NYSE may require a member organization to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member organization from expanding its business if its net capital is less than 5% of aggregate debit items.

15. **NET CAPITAL REQUIREMENTS *(Continued)***

As of December 31, 2003, net capital of $16,009,429 was 85% of aggregate debit items, and net capital in excess of the minimum required was $15,009,429. As of December 31, 2002, net capital of $14,423,855 was 78% of aggregate debit items, and net capital in excess of the minimum required was $13,423,855.

At December 31, 2003 there were differences between the audited net capital computation and the computation prepared by the Company. See Schedule I.

16. **FORM X-17A-5** A copy of the Company's most recent annual audit report (December 31, 2003) is available for examination at the principal office of the firm and at the regional office of the SEC.

17. **SUBSEQUENT EVENTS**

On January 5, 2004 the Company entered into an agreement to guarantee the payment and performance of all debts, obligations, and liabilities of its newly formed subsidiary AH Lisanti Capital Growth, LLC. The Company accounts for this guaranty in accordance with FASB's Financial Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,*" ("FIN 45").

On January 5, 2004 the Company obtained a $2 million secured letter of credit as a security deposit for its new office lease in Boston, Massachusetts.

Computation of Net Capital Pursuant to Rule 15c3-1

SCHEDULE I

As of December 31,	As Originally Filed 2003	Audited Net Capital 2003
Total shareholders' equity	$ 23,233,149	$ 23,059,032
Add:		
Liabilities subordinated to claims or general creditors allowable in computation of net capital	670,886	670,886
Other (deductions) or allowable credits	9,204,600	9,204,600
Total capital and allowable subordinated liabilities	$ 33,108,635	$32,934,518
Deductions and/or changes:		
Total nonallowable assets from Statement of Financial Condition	$ 16,247,108	$16,385,766
Other deductions and charges	35,551	35,551
Total nonallowable assets, deductions and charges	(16,282,659)	(16,421,317)
Net capital before haircuts on securities positions	$ 16,825,976	$16,513,201
Haircuts on securities:		
Stocks and warrants	229,090	229,090
Other securities	274,682	274,682
Total haircuts on securities	(503,772)	(503,772)
Net capital	$ 16,322,204	$16,009,429

Computation of Net Capital Pursuant to Rule 15c3-1

SCHEDULE I (Continued)

As of December 31,		As Originally Filed 2003		Audited Net Capital 2003
Net capital (From previous page)	$	16,322,204	$	16,009,429
Minimum net capital requirement		1,000,000		1,000,000
Excess net capital	$	15,322,204	$	15,009,429
Percentage of net capital to aggregated debit items		204 %		200%
Percentage of net capital, after anticipated capital withdrawals, to aggregated debit items		89%		85%
Net capital in excess of 5% of aggregate debit items	$	15,122,204	$	14,809,429

Computation for Determination of Reserve Requirements
for Broker-Dealers Under Rule 15c3-3

SCHEDULE II

As of December 31,	2003
Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 7,477,440
Customers' securities failed to receive	12,128
Credit balances in firm accounts, which are attributable to principal sales to customers	159,267
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	1,659
TOTAL CREDITS	$ 7,650,494
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collections	$ 1,892,428
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	5,557,544
Failed to deliver of customers' securities not older than 30 calendar days	544,638
Aggregate debit items	$ 7,994,610
Less 3% (for alternative method only - see Rule 15c3-1(f) (5) (!))	(239,838)
TOTAL 15c3-3 DEBITS	7,754,772
Reserve Computation:	
Excess of total debits over total credits	$ 104,278
Amount held on deposit in "Reserve Bank Account(s)" including value of qualified securities, at the end of reporting period	10,062
Amount of deposit (or withdrawal) including value of qualified securities	385,660
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities	$ 395,722
Date of deposit (MMDDYY)	01/03/04

Frequency of Computation:

Daily______ Weekly__X__ Monthly______

There are no material differences between this computation and that filed by the Company on SEC Form X-17A-5 Part II as of December 31, 2003 on January 15, 2004.

Information for Possesion or Control Requirements
under Rule 15c3-3

SCHEDULE III

As of December 31,	2003
1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2003 (for which instructions to reduce to possession or control had been issued as of December 31, 2003) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3:	$ -
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$ -
A. Number of items	None
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3:	Yes

There are no material differences between this computation and that filed by the Company on SEC Form X-17A-5 Part II as of December 31, 2003 on January 15, 2004.

adams, harkness & hill
the emerging growth investment bank

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

SCHEDULE IV

As of December 31, 2003

As of December 31,		2003
Balance, beginning of year	$	-
Additions		670,886
Balance, end of year	$	670,886

There are no material differences between this computation and that filed by the Company on SEC Form X-17A-5 Part II as of December 31, 2003 on January 15, 2004.

BROWN & BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Shareholders and Board of Directors
Adams, Harkness & Hill, Inc. and Subsidiaries
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL STRUCTURE

In planning and performing our audit of the consolidated financial statements of Adams, Harkness & Hill, Inc. and Subsidiary (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e); and

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
February 12, 2004